Exhibit 99.1

SUNTECH RESPONSE TO FINAL U.S. ITC DECISION

SAN FRANCISCO, November 7, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, offers the following statement regarding the U.S. International Trade Commission’s (ITC) final ruling regarding countervailing duties (CVD) and anti-dumping duties (AD) on crystalline silicon photovoltaic cells imported from China.

“The continued growth of trade barriers represents a serious challenge to the U.S. solar industry, for American jobs, and for energy consumers globally. SolarWorld’s hypocritical campaign has forced the fast-growing American solar industry to foot the bill for SolarWorld’s competitive failures. Further damage can be prevented if governments engage in constructive dialogue to roll back protectionist barriers that limit our industry’s ability to compete against fossil fuels. As a U.S. manufacturer and global company, Suntech will continue to oppose unnecessary solar taxes and promote affordable solar energy everywhere,” said E.L. “Mick” McDaniel, Managing Director of Suntech America.

“However, we are pleased with the ITC’s final ruling to reject Commerce’s critical circumstances decision and remove the 90-day retroactivity of tariffs. It was apparent to everyone within the solar industry that heightened market demand in Q4 2011 was driven by the expiry of the 1603 cash grant program,” added Mr. McDaniel.

“As a global company with global supply chains and manufacturing in China, Japan, and the U.S., we remain committed to our U.S. customers and will continue to supply hundreds of megawatts of high-quality, affordable solar panels that will not be subject to these U.S.-China tariffs,” continued Mr. McDaniel.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s largest producer of solar panels for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 20 million photovoltaic panels to over a thousand customers in more than eighty countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit: http://www.suntech-power.com.

Safe Harbor Statement

This communication contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes Suntech’s ability to provide hundreds of megawatts of supply not subject to tariffs and the ultimate outcome of any decisions by the ITC and DOC. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form

20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Walker Frost

Communications Manager

Tel: +1 (415) 268-8881

Email: walker.frost@suntech-power.com